THIS AGREEMENT made at St. John’s, in the Province of Newfoundland and Labrador on the 25th day of February 2014 (the “Effective Date”).

BETWEEN:
NEWFOUNDLAND AND LABRADOR HYDRO, a corporation and an agent of the Crown constituted by statute, renamed and continued by the Hydro Corporation Act, 2007, Revised Statutes of Newfoundland and Labrador, Chapter H-17, (hereinafter called “NLH”) of the first part;

AND
THE KAMI MINE LIMITED PARTNERSHIP, a limited partnership formed under the laws of Ontario by its managing general partner KAMI GENERAL PARTNER LIMITED and having its head office in the City of Vancouver in the Province of British Columbia (hereinafter called the “Customer”) of the second part.

WHEREAS the Customer is developing a mining operation known as the Kami Iron Ore Project (the “Kami Project”) in close proximity to Labrador City, in the Province of Newfoundland and Labrador; and

WHEREAS NLH has agreed to sell Electricity to the Customer and the Customer has agreed to purchase the same from NLH according to the terms of a Power Purchase Agreement dated February 19th, 2014 (the “PPA”); and

WHEREAS NLH has been directed by the Government of Newfoundland and Labrador to construct a Transmission Line (defined below)  to provide the Customer and other customers in Labrador with Electricity; and

WHEREAS NLH has received from the Government of  Newfoundland and Labrador certain exemptions from the Public Utilities Act that allow NLH to begin construction of a Transmission Line (defined below) and to accept a security contribution from the Customer; and

WHEREAS NLH has requested, and the Customer has agreed to provide a series of security deposits totalling sixty-five million dollars ($65,000,000.00) to ensure that the Customer is and remains willing and able to become a customer and to purchase the Electricity per the terms of the PPA; and

THEREFORE THIS AGREEMENT WITNESSETH that the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.01	Anywhere it appears in this Agreement, including the recitals, unless the context otherwise requires:

(a)	“Default” means that any of the following has occurred and is continuing:

(1)	the commencement by the Customer or any other person of proceedings for the dissolution, liquidation or winding up of the Customer or for the suspension of operations of the Customer;

(2)
if the Customer ceases to carry on its business or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of its creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect;

(3)	the failure by the Customer to take electrical service per the terms of the PPA;

(4)	if the Customer abandons, cancels or terminates the Kami Project; or

(5)	the Customer fails to provide the security in accordance with Article 4 of this Agreement.

(b)	“Delivery Point” has the meaning given to such term in the PPA

(c)	“Electricity” has the meaning given to such term in the PPA;

(d)	“Event of Default” has the meaning given to such term in Clause 7.01 of this Agreement;

(e)
 “Force Majeure” means any fortuitous event, act of governmental authority, act of public enemies, war, invasion or insurrection, riot, civil disturbance, labour trouble, strike, flood, fire, shortage of labour, or of materials or of transport, or any other cause of inability to perform or delay in performing obligations hereunder which, in each such aforementioned event, is beyond the reasonable control of the party or parties affected thereby;

(f)	“Kami Project” has the meaning given to such term in the recitals to this Agreement;

(g)	“Month” means calendar month;

(h)	“Power” has the meaning given to such term in the PPA;

(i)	“PPA” has the meaning given to such term in the recitals to this Agreement;

(j)	“Public Utilities Board” means the board as constituted under the Public Utilities Act, RSNL 1990 Ch. P-45 and amendments thereto and

(k)	“Transmission Line” means a new 230 kV transmission line from Churchill Falls to Labrador West and all associated plant

1.02
In this Agreement all references to dollar amounts and all references to any other money amounts are, unless specifically otherwise provided, expressed in terms of coin or currency of Canada which at the time of payment or determination shall be legal tender herein for the payment of public and private debts.

1.03	Words in this Agreement importing the singular number shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders.

1.04	Where a word is defined anywhere in this Agreement, other parts of speech and tenses of the same word have corresponding meanings.

1.05	Wherever in this Agreement a number of days are prescribed for any purpose, the days shall be reckoned exclusively of the first and inclusively of the last.

1.06	The headings of all the articles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.07
Any reference in this Agreement to an Article, a Clause, a sub-clause or a paragraph shall, unless the context otherwise specifically requires, be taken as a reference to an article, a clause, a sub-clause or a paragraph of this Agreement.

1.08
This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed to be an original, but all of such counterparts together shall constitute one and the same instrument.

1.09
To the extent that a provision of this Agreement is framed as a condition precedent to this Agreement, that condition precedent shall be fulfilled in advance of NLH being bound to commence or continue, as the case may be, the construction of the Transmission Line required for the provision of Electricity to the Customer.

1.10	The doctrine of contra proferentem shall not apply to this Security Agreement

ARTICLE 2
PUBIC UTILITIES BOARD

2.01
The Parties agree that the terms of this Agreement (including the amount, and terms of the provision of security under this Agreement) are without prejudice to any position taken by NLH before the Public Utilities Board or any other party, government or agency and that the terms herein do not represent a position by NLH on any matter, and in particular the determination of the cost of the provision of Electricity to the Customer, the cost of service to the Customer,  capital cost contribution or any rates set by the Public Utilities Board.  This Agreement and the provision of security hereunder has no bearing or relevance to the calculation of rates by the Public Utilities Board.

ARTICLE 3
FORM OF SECURITY

3.01	The Customer shall provide irrevocable security in one of the following two forms:

(a)
Cash and security in the form of Cash shall be held in a bank listed in Schedule I to the Bank Act, S.C. 1991, c.46.  NLH shall pay to Customer the amount of interest it receives from the bank on any cash security in the form of cash posted by the Customer at the time of any refund of the cash.

(b)	A letter of credit issued by a bank listed in Schedule I to the Bank Act, S.C. 1991, c.46, substantially with the content specified in Schedule “A” to this Agreement.

 ARTICLE 4
TIMING OF SECURITY

4.01	The Customer shall tender to NLH the security as stated above in tranches as follows:

(a)	Twenty-one million dollars ($21,000,000.00) upon Effective Date of this Agreement.

(b)
In accordance with Clause 4.02, an additional forty-four million dollars ($44,000.000.00) (the “Additional Security”) at a time or times to be determined by NLH, and based on NLH’s reasonable demonstration of NLH’s existing and pending commitments in excess of twenty-one million dollars ($21,000,000.00). NLH will receive the Additional Security in single or multiple tranches based on NLH’s reasonable demonstration of its existing and pending commitments in excess of $21,000,000.00.  Pending commitments may be demonstrated by, among other means, the receipt by NLH of qualified bids for work and materials.

4.02	NLH shall comply with the following procedure when the Additional Security is required by NLH:

(a)	NLH shall not make any request for Additional Security until after August 31, 2014.

(b)
NLH shall provide the Customer with at least 15 business days prior notice that amounts of the Additional Security is required and such notice shall include (i) the dollar amount of Additional Security; and (ii) supporting documentation that reasonably demonstrates that NLH requires the amount of Additional Security to satisfy existing and pending commitments related to the construction of the Transmission Line required to provide Power and Energy to the Kami Project.

(c)
If NLH has provided notice in accordance with sub-clause 4.02(b) for an amount of Additional Security, then it shall not provide a further notice for an amount of Additional Security until the amount of Additional Security under the prior notice has been provided by the Customer.

ARTICLE 5
RELEASE OF SECURITY

5.01	The security provided pursuant to Article 4 of this Agreement will be released to the Customer in full when all of the following have occurred:

(a)	the Customer’s premises are interconnected to the electrical system at the Delivery Point; and

(b)	the Kami Project becoming commissioned and the Customer loading saleable product produced from the Kami Project in two consecutive Months.

ARTICLE 6
NLH OBLIGATIONS

6.01	Subject to the terms of the PPA, NLH has agreed to sell Electricity to the Customer and the Customer has agreed to purchase the same from NLH.

6.02	NLH will use generally accepted utility practices and commercially reasonable efforts to provide Electricity to the Customer.

6.03
At the Effective Date of this Agreement, NLH anticipates the need to construct the Transmission Line in order to supply the required Electricity to the Kami Project. NLH shall be at complete liberty to construct the Transmission Line at its sole discretion and will not be subject to any oversight or direction whatsoever by the Customer or any of its affiliates, contractors, directors or employees.

6.04
Neither party shall  be liable to the other, or any of its  affiliates, contractors, representatives or employees for any consequential, loss of profits, special damages or incidental costs whether the party has breached this Agreement or has committed any tort against the other or any of its affiliates, contractors, representatives or employees.

6.05
Except for the Customer’s requirements to put in place, tender or pay security under this Agreement, and NLH’s entitlement to call upon and realize on the security, neither party shall be liable to the other for any costs or claims of any sort, or in any other way or fashion and whether in tort or breach of contract arising from this Agreement, should it fail to deliver or to take Electricity, as the case may be, by any specific date.

ARTICLE 7
REALIZATION OF SECURITY

7.01
Upon the occurrence and continuance of a Default, aside from those set out in 1.01 (a) (4) and (5) hereof, NLH shall notify and consult with the Customer as to the nature of the Default. If the Default is not remedied following notice and consultation within a period of 45 calendar days thereafter or at any greater period that NLH may determine, such Default becomes an “Event of Default” and NLH may exercise its rights set out in Clause 7.02. For 1.01 (a) (4) and (5) hereof, NLH may exercise its rights set out in Clause 7.02 immediately upon their occurrence.

7.02	NLH may draw upon and shall be entitled to the security provided by the Customer pursuant to Article 4 of this Agreement in the following circumstances:

(a)	on the occurrence and during the continuance of an Event of Default;

(b)
in the event that the conditions in Clause 5.01 of this Agreement are not satisfied by December 31, 2018, unless the reason that the conditions are not satisfied are due to an act or omission of NLH; or

(c)	in the event that the Customer fails to tender the security as required pursuant to Article 4 of this Agreement,

provided that the amount of security that NLH may draw upon and shall be entitled to, shall be the amount that is equal to the costs incurred in the construction of the Transmission Line  by NLH up until the initial date that NLH is entitled to draw upon such security.

ARTICLE 8
MEETING

8.01	The Customer and NLH shall meet each month at a mutually agreeable time and location to discuss the progress of the Kami Project and construction of the

Transmission Line. At such meetings, Customer shall provide NLH with a report providing an update on the activities over the prior month including details regarding the timeline for completion of the Kami Project. The Customer agrees that NLH will be consulted and provided documents with respect to its plans for the mine project, stakeholder consultation, and engineering and design work, and the Customer shall consider reasonable suggestions from NLH on its plans for these matters.

ARTICLE 9
MODIFICATION OF AGREEMENT

9.01
Except, where otherwise specifically provided in this Agreement and only to the extent so provided, all previous communications between the parties to this Agreement, either oral or written, with reference to the subject matter of this Agreement, are hereby abrogated and this Agreement shall constitute the sole and complete agreement of the parties hereto in respect of the matters herein set forth.

9.02
Any amendment, change or modification of this Agreement shall be binding upon the parties hereto or either of them only if such amendment, change or modification is in writing and is executed by each of the parties to this Agreement by its duly authorized officers or agents and in accordance with its regulations, articles or by-laws.

ARTICLE 10
SUCCESSORS AND ASSIGNS

10.01
This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns, but it shall not be assignable by the Customer without the written consent of NLH, acting reasonably, provided that (i) NLH’s consent, written or otherwise, shall not be required for the assignment of this Agreement to an affiliate or subsidiary of Customer; (ii) NLH’s consent, written or otherwise, shall not be required for the assignment of this Agreement by way of security to any senior secured lenders of the Customer or on any subsequent transfer by such lenders pursuant to the terms and conditions of their security; and (iii) NLH acknowledges that no change in the ownership of the Customer or merger or amalgamation by the Customer will be an assignment.  This Agreement shall not be assignable by NLH without the written consent of Customer, acting reasonably, provided that NLH may assign this Agreement at any time to its affiliate or subsidiary and in such an event the Customer agrees to assign or facilitate the assignment to such affiliate or subsidiary of all ancillary instruments including, but not limited to, all security herein including letters of credit.  Any assignment made under this clause shall, if the other party to this Agreement so elects, be conditional on the assignee assuming all obligations of the assignor hereunder.

ARTICLE 11
ARBITRATION

11.01
Any dispute or differences between the parties hereto concerning this Agreement which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of St. John’s, Newfoundland and Labrador, at the request of either party pursuant to the provisions of the Arbitration Act, R.S.N.L. 1990, Chapter A-14, subject to the specific terms hereof.  The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matter(s) to be submitted for arbitration.  Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within fifteen (15) days of delivery of the aforesaid notice, then each such party shall within thirty (30) days thereafter nominate an arbitrator having expertise with respect to the subject matter(s) under dispute (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit) and the two (2) arbitrators so selected shall select a chairman of the arbitral tribunal of similar expertise to act jointly with them.  If said arbitrators shall be unable to agree in the selection of such chairman within thirty (30) days of the expiry of the aforesaid thirty (30) day arbitrator nomination period, the chairman shall be selected as contemplated in the aforesaid Arbitration Act.  The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s).  The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to provide any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.  The decision of the single arbitrator or any two (2) of the three (3) arbitrators, as the case may be, shall be non-appealable, final and binding with respect to the issue(s) in dispute.

ARTICLE 12
FORCE MAJEURE

12.01
If at any time during the term of the Agreement, the construction or commissioning of the Kami Project or the construction of the Transmission Line, as applicable, or the performance of a party’s obligations hereunder, is suspended or curtailed by reason of Force Majeure, then the party affected by the event of Force Majeure, subject as hereinafter set out, will not be liable to the other party for any resulting failure to perform its obligations hereunder nor shall any remedy against the affected party be exercisable, including the realization of the security in accordance with Article 7, until the cause of and the resulting inability to perform due to such Force Majeure has been removed, and any due dates for performance by a party as set forth herein shall be extended accordingly; provided that no event of Force Majeure shall excuse the performance of payment obligations hereunder for services already rendered or Transmission Line constructed.  In any event of Force Majeure, the party or parties whose performance has been affected shall use all reasonable diligence and take such action as it or they may lawfully initiate to remove the cause of the Force Majeure.  Upon and during the occurrence of an event of

Force Majeure, each party shall continue to perform its covenants under this Agreement as soon as possible and to the extent then remaining possible.
ARTICLE 13
CONFIDENTIALITY

13.01
This parties acknowledge that Alderon Iron Ore Corp. and Nalcor Energy have entered into a Non-Disclosure Agreement dated January 1, 2012 (the “NDA”) and that this Agreement is subject to the terms of the NDA and the parties agree to be bound thereto.

ARTICLE 14
GOVERNING LAW AND FORUM

14.01
This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Newfoundland and Labrador and, subject to Clause 11.01, every action or other proceeding arising hereunder shall be determined exclusively by a court of competent jurisdiction in the Province, subject to the right of appeal to the Supreme Court of Canada where such appeal lies.   The Customer agrees to take reasonable steps to cooperate with NLH to facilitate any proceedings.

ARTICLE 15
ADDRESS FOR SERVICE

15.01
Any notice, request or other instrument which is required or permitted to be given, made or served under this Agreement by either of the parties hereto, shall be given, made or served in writing and shall be deemed to be properly given, made or served if personally delivered, or sent by prepaid telegram or facsimile transmission, or mailed by prepaid registered post, addressed, if service is to be made:

(a)	on NLH, to

The Corporate Secretary
Newfoundland and Labrador Hydro
Hydro Place
P.O. Box 12800
St. John's, Newfoundland
CANADA.  A1C 0C9
FAX: (709) 737-1782

Or

(b)	on the Customer, to

President
The Kami Mine Limited Partnership
Suite 250, 2000 McGill College Ave.,
Montreal, Quebec
CANADA. H3A 3H3
FAX: (514) 281-5048

15.02
Any notice, request or other instrument given, made or served as provided in Clause 15.01 shall be deemed to have been received by the party hereto to which it is addressed, if personally served on the date of delivery, or if mailed three days after the time of its being so mailed, or if sent by prepaid telegram or facsimile transmission, one day after the date of sending.

15.03
Either of the parties hereto may change the address to which a notice, request or other instrument may be sent to it by giving to the other party to this Agreement notice of such change, and thereafter, every notice, request or other instrument shall be delivered or mailed in the manner prescribed in Clause 15.01 to such party at the new address.

ARTICLE 16
GENERAL COVENANTS

16.01	Each party covenants that throughout the term of this Agreement:

(a)	it shall continue to be duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation;

(b)
it shall maintain (or obtain from time to time as required, including through renewal, as applicable) all regulatory approvals necessary for it to legally perform its obligations under this Agreement; and

(c)
it shall perform its obligations under this Agreement in a manner that does not violate in any material respect any of the terms and conditions in its governing documents, any contracts to which it is a party or any Law, rule, regulation, order or the like applicable to it.

ARTICLE 17
TERM

17.01
This Agreement shall become effective on and from the Effective Date and shall continue in full force and effect until (i) the security is released pursuant to Article 5 of this Agreement or (ii) the security drawn on by NLH in accordance with Article 7 of this Agreement.

17.02
Upon termination of this Agreement, this Agreement shall cease to have any force or effect, save as to any unsatisfied obligations or liabilities of either Party arising prior to the date of such termination, or arising as a result of such termination.

IN WITNESS WHEREOF NLH and the Customer has each executed this Agreement by causing it to be executed in accordance with its by-laws or regulations and by its duly authorized officers or agents, the day and year first above written.

THE CORPORATE SEAL of
Newfoundland and Labrador Hydro was hereunder
affixed in the presence of:

“Rob Henderson”
________________________________________	"Derrick Sturge”
Witness

DULY EXECUTED by
Kami General Partner Limited in its capacity
as managing general partner of The Kami
Mine Limited Partnership, in accordance
with its Regulations or By-laws in the presence of:

“Brian Penney”
________________________________________
Witness

SCHEDULE “A”

IRREVOCABLE STANDBY LETTER OF CREDIT

(date of issue)

To:	Newfoundland and Labrador Hydro
500 Columbus Drive, PO BOX 12800
St. John’s, NL A1B 0C9

From:	(name of ISSUING BANK)
(address of ISSUING BANK)

Subject:	Our Irrevocable Standby Letter of Credit Number (#)

We, (name and address of bank) (hereinafter referred to as the "Bank"), for the account of the The Kami Mine Limited Partnership (the “Applicant”), hereby issue in favor of Newfoundland and Labrador Hydro (the “Beneficiary”) this Irrevocable Standby Letter of Credit in the amount of (insert) Dollars ($****) (hereinafter referred to as the "Credit"). We hereby irrevocably and unconditionally undertake to pay to the Beneficiary at sight, without protest or notification, and without inquiring any further proof or conditions, and without consideration for any objections or protests which the Applicant may make, any sum or sums not exceeding the aggregate sum of (insert) Dollars ($****), free of all imposts, taxes, duties, charges, fees, withholdings and/or deductions whatsoever both present and future, of any nature whatsoever and by whomsoever imposed, and without set-off or counterclaim, upon presentation to the Bank of a written demand signed by the Beneficiary in the form set out in Exhibit “A” hereto, which forms an integral part of this Credit, and provided that such demand is made no later than on the (insert)  day of (insert month, year) (hereinafter referred to as the "Expiry Date") or any new expiry date (as defined below). Only the Beneficiary or a permitted transferee may make drawings under this Credit.

This Credit shall be automatically extended for one (1) year periods from the Expiry Date or from any subsequent expiry date (hereinafter referred to as "New Expiry Date") successively, unless the Bank provides the Beneficiary by registered mail or courier at the above-mentioned address, with a copy to the Applicant, a written notice at least sixty (60) days prior to the Expiry Date or a New Expiry Date, stating that the Bank elects not to extend this Credit for any such additional period. In the event the Bank elects not to extend the Expiry Date or any New Expiry Date of this Credit, then the Bank hereby unconditionally and irrevocably undertakes to pay to the Beneficiary the total amount then outstanding under this Credit upon presentation to the Bank by the Beneficiary, prior to the Expiry Date or the New Expiry Date, of a demand for payment stating that the Bank has elected not to extend this Credit and that the Beneficiary is therefore entitled to such payment, provided the demand is in the form set out in Exhibit “B” attached hereto, which forms an integral part of this Credit.

Notwithstanding the foregoing, in no event will this Credit extend beyond (insert date) (hereinafter referred to as the “Final Expiry Date”).

This Credit may be automatically reduced by a certificate issued by the Beneficiary to the Bank stating the amount of reduction applicable to this Credit and presented to the Bank by the Applicant or the Beneficiary.

The terms of this Credit set forth in full the terms of our undertaking and this undertaking is not in any way modified, amended or amplified by reference to any document, instrument referred to in this Credit, or in which this Credit is referred to, or to which this Credit is related, and any such reference does not incorporate by reference any document, instrument or agreement.

Partial drawings are authorized under this Credit and the aggregate Credit shall be reduced by the amount so drawn. All costs related to this Credit are for the account of the Applicant.

The Beneficiary may transfer its rights under this Credit in their entirety (but not in part) to any transferee. Transfer of the Beneficiary's rights under this Credit to any such transferee shall be effected only upon the presentation to us of this Credit accompanied by a transfer letter in the form attached hereto as Exhibit C, and we consent to such transfer without charges or fees of any kind. Upon such transfer, the transferee shall have no further rights to transfer this Credit.

This Letter of Credit is subject to the Uniform Customs and Practice for Documentary Credits (2007 Revision) of the International Chamber of Commerce (ICC Publication no. 600) and for matters not covered by the Uniform Customs and Practice for Documentary Credits (2007 Revision) of the International Chamber of Commerce, (ICC Publication no. 600) it shall be governed by and interpreted in accordance with the laws of the Province of Newfoundland and Labrador and the laws of Canada, applicable therein.

(NAME OF BANK)

per:______________________

EXHIBIT "A"

(date)

To:	(full name & address of the issuing bank)

From:	(full name & address of Beneficiary)

Subject:	This is the form of demand specified in the Irrevocable Standby Letter of Credit - Number (#) issued on the (date) by (name of the issuing bank)

Dear Sirs,

We, the undersigned, being the Beneficiary under the above captioned Irrevocable Standby Letter of Credit – Number (#) (hereinafter referred to as the “Credit”) issued by (name and address of the issuing bank) on the instructions of The Kami Mine Limited Partnership, being the Applicant, hereby request you to pay to us on receipt by you of the present demand the amount of (currency and amount in figures and letters).

We state and declare:

(a)	that an Event of Default has occurred and is continuing under the Security Agreement dated as of February [●], 2014 between the Applicant and the Beneficiary (the “Contract”);

(b)
that the Beneficiary has sent by facsimile at (insert fax number) and by registered mail or courier to the Applicant, attention of (insert name) a written notice of such Event of Default, specifying the nature of such Event of Default, at least fifteen (15) working days prior to this demand;

(c)	that as a result thereof, we have become entitled under the terms of the Contract number (insert) to be paid the amount claimed above; and

(d)	that said amount has not otherwise been paid to us, whether directly or indirectly, by or on behalf of the Applicant.

(name of Beneficiary)
(address of Beneficiary)

per: _________________________	per: _______________________
Name:	Name:
Title:	Title:

EXHIBIT "B"

This is the form of demand specified in Irrevocable Standby Letter of Credit –number [#] issued on the [date], by [name of the issuing bank]

 [date]

To:	(ISSUING BANK’S NAME)
(address)

From:	(BENEFICIARY’S NAME)
(address)

Subject:	This is the demand specified in Irrevocable Standby Letter of Credit –number [#] issued on the [ date ], by [ name of the issuing bank ]

Dear Sirs,

We, the undersigned, being the Beneficiary under the above captioned Irrevocable Standby Letter of Credit number (#) issued by [ issuing bank’s name and address ] on the instructions of The Kami Mine Limited Partnership (the “Applicant”), hereby request you to pay to us on receipt by you of the present demand the amount of [currency and amount in figures and letters] only.

We state and declare:

(a)	that the Beneficiary has been notified by the Bank of its election not to extend or renew the Credit; and

(b)
that as of the date of the present demand for payment the Applicant has not provided the Beneficiary with a satisfactory substitute irrevocable standby letter of credit or alternate satisfactory security or otherwise satisfied its obligations to the Beneficiary.

(name of Beneficiary)
(address of Beneficiary)

per: _________________________	per: _______________________
Name:	Name:
Title:	Title:

cc:           to the Applicant

EXHIBIT "C"
TO LETTER OF CREDIT

FORM FOR FULL TRANSFER OF LETTER OF CREDIT

______________, 20___

Name and Address of Issuing Bank:
_________________________
_________________________
_________________________
_________________________

Attention:

Re:	Your Irrevocable Standby Letter of Credit ("Letter of Credit") No. _____________ in favour of [insert Beneficiary name]

To Whom it May Concern:

The undersigned, [insert Beneficiary name], ("Transferor") has transferred and assigned (and hereby confirms said transfer and assignment) all of its rights in and under the Letter of Credit to [name and address of Transferee] (“Transferee”). Transferor confirms that it no longer has any rights under or interest in the Letter of Credit and that you shall have no further responsibility to make payment under the Letter of Credit to Transferor.

Transferor hereby surrenders the Letter of Credit to you and requests that you note the transfer of the Letter of Credit and deliver the Letter of Credit, amended or endorsed to reflect said transfer, to Transferee.

[NAME OF TRANSFEROR]	[NAME OF TRANSFEREE]
Per:	Per:
Name:	Name:
Title:	Title:

and Per:	and Per:
Name:	Name:
Title:	Title: